PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 2, 2006
As filed pursuant to Rule 424(B) under the Securities Act of 1933

Registration No. 333-131052

FUSHI INTERNATIONAL, INC.
558 Lime Rock Road,
Lakeville, Connecticut 060392
(860) 435-7000

Offering of 6,455,000 shares of common stock, $0.006 par value per share including
4,250,000 shares issuable upon conversion of the Series B Convertible Preferred Stock and 2,205,000 shares issuable upon exercise of warrants

This prospectus supplement supplements and amends the prospectus dated August 2, 2006 (the “Prospectus”), relating to the resale by certain selling shareholders of up to 6,455,000 shares of common stock, $0.006 par value per share, including 4,250,000 shares they acquired upon conversion of our series B convertible preferred stock and 2,205,000 shares that they may acquire upon exercise of warrants. We are supplementing the Prospectus to provide the following information:

On January 26, 2007, we filed a Form 8-K with the Securities and Exchange Commission, attached hereto as Exhibit A (without exhibits, which exhibits can be found at http://www.sec.gov/Archives/edgar/data/710846/000114420407003608/0001144204-07-003608-index.htm).

You should read this prospectus supplement in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus.
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The securities offered hereby involve a high degree of risk. Please read the “Risk factors” beginning on page 20 of the Prospectus and the risk factors in the documents incorporated therein by reference.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

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The date of the prospectus is February 6, 2007.

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 26, 2007 (January 24, 2007)

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FUSHI INTERNATIONAL, INC.
____________________________

(Exact name of Registrant as specified in charter)

Nevada	0-19276	13-3140715
(State of Incorporation)	(Commission File No.)	(IRS Employer
Identification Number)

1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China		116100
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (011)-86-411-8770-3333

_____________________________________
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act(17CFR230.425)

☐ Soliciting material pursuant to Rule14a-12 under the Exchange Act (17CFR240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Item1.01.	Entry into a Material Definitive Agreement

On January 24, 2007, Fushi International, Inc. (the "Company"), Fushi Holdings, Inc. (formerly, Diversified Product Inspections, Inc.), a wholly-owned subsidiary of the Company (“FHI”), Fushi International (Dalian) Bimetallic Cable Co., Ltd. (formerly, Dalian Diversified Product Inspections Bimetallic Cable Co., Ltd.), a wholly-owned subsidiary of FHI (“FID”), Dalian Fushi Bimetallic Manufacturing Co., Ltd. (“DF”) and Citadel Equity Fund Ltd. ("Citadel") entered into a Notes Purchase Agreement (the “Notes Purchase Agreement”) pursuant to indicative financing term sheets dated December 19, 2006 by and between the Company and Citadel. Pursuant to the terms of the Notes Purchase Agreement, the Company offered and sold and Citadel purchased (a) $40,000,000 of the Company’s Guaranteed Senior Secured Floating Rate Notes due 2012 (the “HY Notes”) and (b) $20,000,000 of the Company’s 3.0% Senior Secured Convertible Notes due 2012 (the “Convertible Notes” and collectively with the HY Notes, the "Notes").

The offer and sale of the Notes were made in an offshore transaction pursuant to Regulation S under the Securities Act of 1933, as amended. The transaction closed on January 25, 2007.

The HY Notes and the Convertible Notes were issued pursuant to indentures, each dated January 25, 2007 (the “HY Indenture” and “CB Indenture”, respectively, and together, the "Indentures") among the Company, the FHI, as guarantor, and The Bank of New York, as trustee for the Notes. Pursuant to the Indentures, FHI has agreed, and all of the Company’s other existing and future domestic subsidiaries are obligated, to guarantee, on a senior secured basis, to the holders of the Notes and the trustee the payment and performance of the Company’s obligations thereunder.

As security for the Notes, the Company and The Bank of New York, as collateral agent, entered into a share pledge agreement, dated January 25, 2007 (the "Share Pledge Agreement"), to guarantee the Notes with all of the shares of common stock of FHI held by the Company as collateral.

In connection with the transaction, the Company, FHI, FID, DF, Li Fu, our Chairman and Chief Executive Officer, Mathus Yue Yang, our President, Chris Wenbing Wang, our Chief Financial Officer and Citadel entered into an Investor Rights Agreement dated January 25, 2007. Pursuant to the Investor Rights Agreement, Citadel was granted, among other things and subject to certain conditions, the right to designate up to certain number of the Company’s board of directors, a right of first refusal with respect to any financing sought by the Company and the right to approve the Company’s annual business plan and budget. In addition, pursuant to the Investor Rights Agreement, Messrs. Fu, Yang and Wang agreed to a non-competition covenant relating to their employment and ability to engage in a business that is competitive with the Company's business for five years.

Merrill Lynch Far East Limited acted as placement agent with respect to the sale of the Notes and received a placement agent fee equal to $2.4 million by the Company.

Each of the Notes Purchase Agreement, the Indentures, the Investor Rights Agreement and the Share Pledge Agreement(each, a "Transaction Agreement" and, collectively, the "Transaction Agreements") sets forth certain other rights and obligations of the parties. A copy of each Transaction Agreement is attached hereto as an exhibit and is hereby filed and incorporated herein by reference. The description of each Transaction Agreement in this current report is a summary only and is qualified in its entirety by the terms of each such Transaction Agreement.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On January 24, 2007, the Company entered into the Notes Purchase Agreement for the sale of the Notes to Citadel. The Company will pay interest at a rate of LIBOR plus 7.0% per annum (subject to decrease in certain circumstances) on the principal amount of the HY Notes, payable semi-annually in arrears on January 24 and July 24 of each year, starting on July 24, 2007, to holders of record at the close of business on the preceding January 10 and July 10, respectively. The Company will pay interest at a rate of 3.0% per annum (subject to increase in certain circumstances) on the principal amount of the Convertible Notes, payable semi-annually in arrears on January 24 and July 24 of each year, starting on July 24, 2007, to holders of record at the close of business on the preceding January 10 and July 10, respectively.

The Convertible Notes are convertible, by the holders thereof, at any time on or prior to maturity, into common shares of the Company initially at the conversion price of $7.00 per share (subject to adjustment in certain circumstances, including semi-annual reset of the conversion price, failure by the Company to meet certain net income targets, and upon occurrence of certain dilutive events, in each case subject to certain conditions).

If a Change of Control (as defined in the Indentures), or certain other designated events including de-listing occur, holders of the Notes may require the Company to repurchase all or a portion of their Notes for cash at the applicable redemption price.

Additional terms and conditions are contained in Item 1.01 and are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities

The information pertaining to the Notes in Item 1.01 is incorporated herein by reference in its entirety. Neither the Notes or the common shares issuable upon conversion of the Convertible Notes have been registered under the Securities Act and neither may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This current report on Form 8-K does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitution an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

Item 9.01	Financial Statements and Exhibits.

The following exhibit is filed with this Current Report:

Exhibit No.	Description of Exhibit
4.1	Notes Purchase Agreement among the Company, FHI, FID, FD and Citadel dated January 24, 2007

4.2	HY Indenture among the Company, FHI and The Bank of New York, as trustee, dated January 25, 2007

4.3	CB Indenture among the Company, FHI and The Bank of New York, as trustee, dated January 25, 2007

4.4	Share Pledge Agreement between the Company and The Bank of New York, as collateral agent, dated January 25, 2007

4.5	Investor Rights Agreement among the Company, FHI, FID, DF, Li Fu, Mathus Yue Yang, Chris Wenbing Wang and Citadel dated January 25, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 26, 2007	FUSHI INTERNATIONAL, INC.

/s/ Chris Wang
Chris Wang
Chief Financial Officer